UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No 7)*

Capital Properties, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

140430109

(CUSIP Number)

February 15, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140430109

(1)	Names of reporting persons Linda Eder
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0*
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0*

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.00%
(12)	Type of reporting person (see instructions) IN

*

Linda Eder was initially a co-trustee with her husband, Robert H. Eder, of the trust established by them under the Eder 2022 Community Property Trust Agreement, which owns 3,453,420 shares of Class A Common Stock of Capital Properties, Inc. Ms. Eder died on February 24, 2022.

ii.

(1)	Names of reporting person Linda Eder Trust, dated December 4, 1998
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

Item 1(a) Name of issuer: Capital Properties, Inc. Class A Common Stock $0.01 par value per share

Item 1(b) Address of issuer’s principal executive offices: 5 Steeple Street, Unit 303, Providence, RI 02903

2(a) Name of person filing:

(i)	Linda Eder

(ii)	Linda Eder Trust, dated December 4, 1998 (“Linda Eder Trust”)

2(b) Address or principal business office or, if none, residence:

c/o Capital Properties, Inc., 5 Steeple Street, Unit 303, Providence, RI 02903

2(c) Citizenship:

Each reporting person was formed under the laws of or is a citizen of the United States

2(d) Title of class of securities:

Class A Common Stock, $0.01 par value

2(e) CUSIP No.:

140430109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a: Not Applicable

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

No shares are owned by the Linda Eder Trust. All shares previously held by the Linda Eder Trust and the Robert H. Eder Trust (which previously owned 1,726,710 shares) were transferred to the trust established under the Eder 2022 Community Property Trust Agreement (the “Eder 2022 Community Property Trust”) on February 15, 2022. As a result, 3,453,420 shares are owned by the Eder 2022 Community Property Trust, of which Linda Eder and Robert H. Eder were initial co-trustees. Linda Eder died on February 24, 2022 and Mr. Eder is the sole trustee of the Eder 2022 Community Property Trust.

This Amendment has been filed to reflect the termination of beneficial ownership of any shares by the Linda Eder Trust and remove the Linda Eder Trust as Reporting Person. Linda Eder is also removed as a Reporting Person as a result of her death.

(b) Percent of class: 0.00%

(c) Number of shares as to which Linda Eder has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iii)	Shared power to dispose or to direct the disposition of 0.

Number of shares as to which Linda Eder Trust has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not applicable. This Amendment has been filed to reflect the termination of beneficial ownership of any shares by the Linda Eder Trust and remove the Linda Eder Trust and Linda Eder as a Reporting Person for future filings.

Item 10. Certifications

Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 22, 2022	Signature:	/s/ Robert H. Eder
		Name:	Robert H. Eder
		Title:	Robert H. Eder, as Executor of the Estate of Linda Eder and trustee of the Linda Eder Trust